UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13D-101)

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Hyzon Motors Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

44951Y102

(CUSIP Number)

Zhijun “George” Gu

c/o Horizon Fuel Cell Technologies Pte. Ltd.

Enterprise Hub, 48 Toh Guan Road East

Postal 608586, #05-124

Singapore

+65 9028 6211

(Name, address and telephone number of person authorized to receive notices and communications)

Copies to:

Marc J. Adesso, Esq.

Saul Ewing Arnstein & Lehr LLP

161 North Clark Street, Suite 4200

Chicago, IL 60601

Tel: (312) 876-7160

July 16, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Horizon Fuel Cell Technologies Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 173,595,048 Shares (1)(2)
	8	SHARED VOTING POWER 0 Shares
	9	SOLE DISPOSITIVE POWER 173,595,048 Shares (1)(2)
	10	SHARED DISPOSITIVE POWER 0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,595,048 Shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.5% (3)
14	TYPE OF REPORTING PERSON OO (4)

(1) Hymas Pte. Ltd. (“Hymas”) is the record holder of the securities of Hyzon Motors Inc. (the “Company”) reported herein. Hymas is 79.62% owned indirectly by Horizon Fuel Cell Technologies Pte. Ltd. (“Horizon”), through its subsidiaries, including Jiangsu Horizon New Energy Technologies Co. Ltd., a company incorporated under the laws of the People’s Republic of China (“JS Horizon”) and Horizon Fuel Cell Technology (Hong Kong) Ltd., a company incorporated under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China (“HFCT HK”). Horizon, by reason of its ownership of the voting securities of JS Horizon, JS Horizon’s ownership of the voting securities of HFCT HK, and HFCT HK’s ownership of the voting securities of Hymas, ultimately has the right to elect or appoint the members of the governing body of Hymas and, therefore, to direct the management and policies of Hymas. As a result, Horizon has voting and investment power over the securities of the Company held of record by Hymas. Horizon disclaims beneficial ownership of the securities reported herein, except to the extent of its pecuniary interest therein.

(2) Includes 155,639,006 Class A Common Stock, par value $0.0001 per share (“Shares”) of the Company and 17,956,042 Earnout Shares (as such term is defined in that certain Business Combination Agreement and Plan of Reorganization, dated as of February 8, 2021 (the “Business Combination Agreement”), by and among the Company, DCRB Merger Sub Inc. a wholly owned subsidiary of the Company, and Hyzon Motors USA Inc.) that are issuable to each person eligible to receive such Earnout Shares pursuant to the Business Combination Agreement (assuming no forfeiture by other Eligible Company Equityholders (as such term is defined in the Business Combination Agreement) of unexercised Company Options (as such term is defined in the Business Combination Agreement) or unvested Company RSUs (as such term is defined in the Business Combination Agreement) was finally determined). Pursuant to the Business Combination Agreement, (i) 38.71% of the Earnout Shares will be issuable if (a) the last reported Share price for at least 20 of any 30 consecutive trading days is at least $18.00 per Share, or (b) the Company consummates a transaction resulting in its stockholders having the right to receive consideration implying a value per Share of at least $18.00; (ii) 38.71% of the Earnout Shares will be issuable if (a) the last reported share price of the Shares for at least 20 of any 30 consecutive trading days is at least $20.00 per Share, or (b) the Company consummates a transaction resulting in its stockholders having the right to receive consideration implying a value per Share of at least $20.00; and (iii) 22.58% of the Earnout Shares will be issuable if, after July 16, 2022, (a) the last reported Share price for at least 20 of any 30 consecutive trading days is at least $35.00 per Share, or (b) the Company consummates a transaction resulting in its stockholders having the right to receive consideration implying a value per Share of at least $35.00.

(3) Based on 247,215,716 Shares issued and outstanding as of August 11, 2021, as reported in the Company’s Quarterly Report on Form 10-Q, filed with the United States Securities and Exchange Commission on August 16, 2021.

(4) A company limited by shares organized under the laws of the Republic of Singapore.

1	NAME OF REPORTING PERSONS Zhijun “George” Gu (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,609,775 Shares (1)
	8	SHARED VOTING POWER 173,595,048 Shares (2)
	9	SOLE DISPOSITIVE POWER 12,609,775 Shares (1)
	10	SHARED DISPOSITIVE POWER 173,595,048 Shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,204,823 Shares (2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.1% (4)
14	TYPE OF REPORTING PERSON IN

(1) Mr. Gu beneficially owns 17.6% of Horizon, consisting of 119,892 Ordinary Shares of Horizon, which is approximately 46.9% of the outstanding Ordinary Shares of Horizon, and 1 D-1 Preferred Share of Horizon, which is approximately 0.0% of the outstanding D-1 Preferred Shares of Horizon. Mr. Gu may be deemed to beneficially own the securities of the Company held directly by Hymas (and beneficially owned by Horizon) by virtue of his Chairman position and ownership interest in Horizon, which indirectly owns 79.62% of Hymas through its subsidiaries. Mr. Gu disclaims beneficial ownership of the securities reported herein, except to the extent of his pecuniary interest therein.

(2) Includes (i) 221,500 Shares, (ii) 5,537,500 employee stock options under the Hyzon Motors Inc. 2020 Stock Incentive Plan (the “Plan”), granted on November 12, 2020 and which vested on January 4, 2021, (iii) 5,537,500 employee stock options under the Plan, granted on November 12, 2020 (the “Grant Date”); 50% of which vested on the Grant Date and 50% of which will vest in the event of a Qualified HFCT Exit Event. For purposes of such grant, “Qualified HFCT Exit Event” means the occurrence of (x) a bona fide and enforceable obligation or obligations, by one or more related buyers pursuant to a single agreement or multiple related agreements, to purchase all of the issued and outstanding shares of Horizon that are outstanding on the date of grant of the option; provided that such obligation(s) and agreement(s) shall not be subject to any conditions to closing other than those that are usual and customary for transactions under similar circumstances (including legally required regulatory approvals), but for the avoidance of doubt excluding discretionary termination rights such as satisfactory completion of due diligence; or (y) an initial public offering of the equity securities of Horizon, in either case, subject to the achievement of certain performance metrics related to the valuation of Horizon; and (iv) 1,303,275 Earnout Shares.

(3) Includes 155,639,006 Shares and 17,956,042 Earnout Shares.

(4) Based on 247,215,716 Shares issued and outstanding as of August 11, 2021, as reported in the Company’s Quarterly Report on Form 10-Q, filed with the United States Securities and Exchange Commission on August 16, 2021.

1	NAME OF REPORTING PERSONS Chi “Jack” Zhang (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,100 Shares (1)
	8	SHARED VOTING POWER 173,595,048 Shares (2)
	9	SOLE DISPOSITIVE POWER 3,100 Shares (1)
	10	SHARED DISPOSITIVE POWER 173,595,048 Shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,598,148 Shares (2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.9% (4)
14	TYPE OF REPORTING PERSON IN

(1) Mr. Zhang beneficially owns 0.45% of Horizon, consisting of options to purchase 3,100 Ordinary Shares of Horizon. Mr. Zhang may be deemed to beneficially own the securities of the Company held directly by Hymas (and beneficially owned by Horizon) by virtue of his position as Chief Executive Officer of Horizon, as well as his ownership interest in Horizon, which indirectly owns 79.62% of Hymas through its subsidiaries. Mr. Zhang disclaims beneficial ownership of the securities reported herein, except to the extent of his pecuniary interest therein.

(2) Includes (i) 221,500 Shares, (ii) 5,537,500 employee stock options under the Plan, granted on November 12, 2020 and which vested on January 4, 2021, (iii) 5,537,500 employee stock options under the Plan, granted on November 12, 2020 (the “Grant Date”); 50% of which vested on the Grant Date and 50% of which will vest in the event of a Qualified HFCT Exit Event. For purposes of such grant, “Qualified HFCT Exit Event” means the occurrence of (x) a bona fide and enforceable obligation or obligations, by one or more related buyers pursuant to a single agreement or multiple related agreements, to purchase all of the issued and outstanding shares of Horizon that are outstanding on the date of grant of the option; provided that such obligation(s) and agreement(s) shall not be subject to any conditions to closing other than those that are usual and customary for transactions under similar circumstances (including legally required regulatory approvals), but for the avoidance of doubt excluding discretionary termination rights such as satisfactory completion of due diligence; or (y) an initial public offering of the equity securities of Horizon, in either case, subject to the achievement of certain performance metrics related to the valuation of Horizon; and (iv) 1,303,275 Earnout Shares.

(3) Includes 155,639,006 Shares and 17,956,042 Earnout Shares.

(4) Based on 247,215,716 Shares issued and outstanding as of August 11, 2021, as reported in the Company’s Quarterly Report on Form 10-Q, filed with the United States Securities and Exchange Commission on August 16, 2021.

ITEM 1. Security and Issuer.

This statement on Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share (the “Shares”) of Hyzon Motors Inc. (the “Company”). The Company’s principal executive office is located at 475 Quaker Meeting House Road, Honeoye Falls, New York 14472.

ITEM 2. Identity and Background.

(a) This statement on Schedule 13D is filed on behalf of Horizon Fuel Cell Technologies Pte. Ltd., a company incorporated under the laws of the Republic of Singapore (“Horizon”), Mr. Zhijun “George” Gu and Mr. Chi “Jack” Zhang. Mr. Gu may be deemed to beneficially own the securities of the Company held directly by Hymas Pte. Ltd. (“Hymas”) by virtue of his Chairman position and ownership interest in Horizon Fuel Cell Technologies Pte. Ltd. (“Horizon”), which indirectly owns 79.62% of Hymas through its subsidiaries. Mr. Zhang may be deemed to beneficially own the securities of the Company held directly by Hymas Pte. Ltd. (“Hymas”) by virtue of his position as Chief Executive Officer of Horizon, as well as his ownership interest in Horizon, which indirectly owns 79.62% of Hymas through its subsidiaries. Horizon, Mr. Gu and Mr. Zhang (the “Reporting Persons”) disclaim beneficial ownership of the securities reported herein, except to the extent of their pecuniary interest therein.

(b) The address for Horizon is Enterprise Hub, 48 Toh Guan Road East, Postal 608586, #05-124, Singapore.

The address for Mr. Gu is c/o Hyzon Motors Inc., 475 Quaker Meeting House Road, Honeoye Falls, NY 14472.

The address for Mr. Zhang is c/o Horizon Fuel Cell Technologies Pte. Ltd., Enterprise Hub, 48 Toh Guan Road East, Postal 608586, #05-124, Singapore.

(c) Mr. Gu is the Executive Chairman of the Company, and is the Chairman of Horizon. Mr. Zhang is the Chief Executive Officer of Horizon.

The address for the Company is 475 Quaker Meeting House Road, Honeoye Falls, NY 14472. The address for Horizon is Enterprise Hub, 48 Toh Guan Road East, Postal 608586, #05-124, Singapore.

(d)-(e) During the five years preceding the date of this filing, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Gu and Zhang are citizens of the People’s Republic of China.

ITEM 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons received the securities reported herein as result of the Company’s entrance into the Business Combination Agreement (defined below). As of the date of this Statement, the Reporting Persons have not paid any funds or other consideration relating to the “beneficial ownership” of the securities reported herein.

ITEM 4. Purpose of Transaction.

On July 16, 2021, pursuant to that certain Business Combination Agreement and Plan of Reorganization, dated as of February 8, 2021 (the “Business Combination Agreement”), by and among the Company, DCRB Merger Sub Inc. a wholly owned subsidiary of the Company (“Merger Sub”), and Hyzon Motors USA Inc. (f/k/a Hyzon Motors Inc.) (“Old Hyzon”), Merger Sub merged with and into Old Hyzon with Old Hyzon as the surviving corporation and a wholly owned subsidiary of the Company (the “Merger”). At the effective time of the Merger, each share of Old Hyzon common stock (including shares of Old Hyzon common stock resulting from the conversion of options held by Ascent Funds Management LLC but excluding shares of Old Hyzon common stock resulting from the conversion of certain convertible notes) was converted into (i) the right to receive the number shares of Class A common stock of the Company equal to the Exchange Ratio (1.7720), and (ii) the contingent right to receive the Earnout Shares (as defined in the Business Combination Agreement) in accordance with Section 3.03 of the Business Combination Agreement.

From time to time, the Reporting Persons may acquire beneficial ownership of additional securities of the Company, by purchase or otherwise, including additional purchases of shares in the open-market from time to time and upon receipt from the Company of future equity compensation awards for which Mr. Gu qualifies, including, but not limited to, stock options and restricted stock units. In addition, from time to time, the Reporting Persons may dispose of all or a portion of the securities of the Company that are beneficially owned by the Reporting Persons.

Other than as described above, the Reporting Persons do not have any plan or proposal that relate to or would result in any of the transactions involving the Company described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

As of the date of this Statement, Horizon beneficially owned 155,639,006 Shares and 17,956,042 Earnout Shares. Hymas is the record holder of the securities of the Company reported in the foregoing sentence. Hymas is 79.62% owned indirectly by Horizon, through its subsidiaries, including Jiangsu Horizon New Energy Technologies Co. Ltd., a company incorporated under the laws of the People’s Republic of China (“JS Horizon”) and Horizon Fuel Cell Technology (Hong Kong) Ltd., a company incorporated under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China (“HFCT HK”). Horizon, by reason of its ownership of the voting securities of JS Horizon, JS Horizon’s ownership of the voting securities of HFCT HK, and HFCT HK’s ownership of the voting securities of Hymas, ultimately has the right to elect or appoint the members of the governing body of Hymas and, therefore, to direct the management and policies of Hymas. As a result, Horizon has voting and investment power over the securities of the Company held of record by Hymas. Horizon disclaims beneficial ownership of the securities reported herein, except to the extent of its pecuniary interest therein.

As of the date of this Statement, Mr. Gu individually, beneficially owned: (i) 221,500 Shares, (ii) 5,537,500 employee stock options under the Hyzon Motors Inc. 2020 Stock Incentive Plan (the “Plan”), granted on November 12, 2020 and which vested on January 4, 2021, (iii) 5,537,500 employee stock options under the Plan, granted on November 12, 2020 (the “Grant Date”); 50% of which vested on the Grant Date and 50% of which will vest in the event of a Qualified HFCT Exit Event. For purposes of such grant, “Qualified HFCT Exit Event” means the occurrence of (x) a bona fide and enforceable obligation or obligations, by one or more related buyers pursuant to a single agreement or multiple related agreements, to purchase all of the issued and outstanding shares of Horizon that are outstanding on the date of grant of the option; provided that such obligation(s) and agreement(s) shall not be subject to any conditions to closing other than those that are usual and customary for transactions under similar circumstances (including legally required regulatory approvals), but for the avoidance of doubt excluding discretionary termination rights such as satisfactory completion of due diligence; or (y) an initial public offering of the equity securities of Horizon, in either case, subject to the achievement of certain performance metrics related to the valuation of Horizon; and (iv) 1,303,275 Earnout Shares.

Mr. Gu may be deemed to beneficially own the securities of the Company held directly by Hymas (and beneficially owned by Horizon) by virtue of his Chairman position and ownership interest in Horizon, which indirectly owns 79.62% of Hymas through its subsidiaries. Mr. Gu disclaims beneficial ownership of the securities reported herein, except to the extent of his pecuniary interest therein.

As of the date of this Statement, Mr. Zhang individually, beneficially owned options to purchase 3,100 Shares of Horizon.

Mr. Zhang may be deemed to beneficially own the securities of the Company held directly by Hymas (and beneficially owned by Horizon) by virtue of his position as Chief Executive Officer of Horizon, as well as his ownership interest in Horizon, which indirectly owns 79.62% of Hymas through its subsidiaries. Mr. Zhang disclaims beneficial ownership of the securities reported herein, except to the extent of his pecuniary interest therein.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 9, 2021, the Company entered into an employment agreement with Mr. Gu with respect to Mr. Gu’s service as Executive Chairman of Hyzon. The employment agreement provides Mr. Gu with an annual base salary of $475,000. Mr. Gu is eligible to receive an annual cash bonus with an annual target of up to 70% of his base salary. Mr. Gu is also eligible to receive one grant under the Hyzon Motors Inc. 2021 Stock Incentive Plan (the “2021 Plan”) in an amount equal to 3% of the fully diluted outstanding Shares following the consummation of the business combination contemplated by the Business Combination Agreement; the grant is expected to be in the form of options and RSUs, with certain awards subject to performance-based vesting conditions. Mr. Gu is also entitled to participate in the Company’s employee health/welfare and retirement benefit plans and programs as are made available to senior-level executives or employees generally.

Mr. Gu’s employment agreement provides for “at-will” employment and, at any time, either Mr. Gu or the Company may terminate the employment agreement, generally upon 60 days’ notice. Upon a termination for any reason, Mr. Gu is entitled to receive any earned, but unpaid base salary, any accrued and unused vacation and any owed reimbursements pursuant to the employment agreement. Upon a termination by the Company without cause or by Mr. Gu for good reason (as such terms are defined in Mr. Gu’s employment agreement), Mr. Gu will also receive: (i) a lump sum payment equal to 24 months’ base salary (in the case of a qualifying change in control termination, as defined in the employment agreement) or 12 months’ base salary (if there is not a qualifying change in control termination), (ii) a pro-rata bonus for the year of termination, (iii) reimbursement for continued medical benefits for a period of up to 24 months in connection with a qualifying change in control termination or up to 12 months for a qualifying termination not in connection with a change in control, and (iv) full vesting of outstanding equity awards under the 2021 Plan (in the case of a qualifying change in control termination) or 12 months’ accelerated vesting of outstanding equity awards under the 2021 Plan (if there is not a qualifying change in control termination). Mr. Gu’s employment agreement also contains certain restrictions, including not to disclose confidential information, as well as customary non-competition and non-solicitation covenants by which Mr. Gu is bound during his employment and for one year thereafter.

Except as set forth in this Statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto, and between such persons and any person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7. Materials to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Horizon Fuel Cell Technologies Pte. Ltd.

Dated: September 29, 2021	By:	/s/ Craig Matthew Knight
	Name:	Craig Matthew Knight
	Title:	Director

Dated: September 29, 2021	By:	/s/ Zhijun Gu
	Name:	Zhijun Gu
	Title:	Zhijun “George” Gu, Individually

Dated: September 29, 2021	By:	/s/ Chi Zhang
	Name:	Chi Zhang
	Title:	Chi “Jack” Zhang, Individually